FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 3, 2026

FINANCIAL RESULTS FOR THE THIRD QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited interim consolidated financial statements for the three and nine months ended September 30, 2026 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), gross premiums written, net premiums written, combined ratio (both discounted and undiscounted), book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release and in the company's Interim Report for the three and nine months ended September 30, 2026 for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $929.6 million ($43.32 net earnings per diluted share) in the third quarter of 2026 compared to net earnings of $1,151.7 million ($52.04 net earnings per diluted share) in the third quarter of 2025. Book value per basic share at September 30, 2026 was $1,349.15 compared to $1,260.19 at December 31, 2025 (an increase of 8.4% adjusted for the $15 per common share dividend paid in the first quarter of 2026).
"In the third quarter of 2026 our property and casualty insurance and reinsurance operations produced adjusted operating income of $1,375.0 million compared with $1,343.2 million in the third quarter of 2025, reflecting continued strong underwriting profit and interest and dividends, and increased share of profit of associates. Our property and casualty insurance and reinsurance companies produced solid underwriting results, reporting an undiscounted consolidated combined ratio of 92.5% and consolidated underwriting profit of $523.9 million, on an undiscounted basis. Gross premiums written increased by 9.3% reflecting growth across our property and casualty insurance and reinsurance companies primarily in our International Insurers and Reinsurers reporting segment, particularly at Gulf Insurance, while net premiums written increased by 5.4%, reflecting disciplined growth across all our reporting segments.
"Net losses on investments of $858.7 million in the third quarter of 2026 principally comprised mark-to-market losses on bonds of $827.7 million due to increased interest rates and unrealized losses on preferred shares of $257.9 million due primarily to unrealized losses on the company's investment in Digit, partially offset by net gains on equity exposures of $176.9 million and foreign exchange of $38.6 million. This compared to net gains on investments of $426.2 million in the third quarter of 2025.
"We remain focused on being soundly financed, ending the third quarter with approximately $1.9 billion of cash and investments in the holding company, an additional $2.4 billion, at fair value, of investments in associates and consolidated non-insurance companies owned by the holding company, and our $2.0 billion revolving credit facility undrawn.
"As discussed during our conference call on October 15, 2026 we are very excited to be selected by the Government of India to be the purchaser of the Government’s interest in IDBI Bank. This transaction represents a once in a lifetime opportunity to purchase a majority interest in a bank in one of the world’s fastest growing economies and combine it with a successful and growing insurance company in Digit and an established provider of investment banking and wealth management services in IIFL Capital", said Prem Watsa, Chairman and Chief Executive Officer.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Third quarter		First nine months
	2026	2025	2026	2025
	($ millions)
Gross premiums written	9,110.2	8,262.8	27,553.4	25,913.1
Net premiums written	7,065.9	6,623.8	21,702.7	20,724.0
Net insurance revenue	7,061.9	6,819.0	20,241.8	19,374.0

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	313.7	286.6	916.5	786.7
Global Insurers and Reinsurers	793.8	772.7	2,174.3	1,628.1
International Insurers and Reinsurers	176.7	190.1	497.0	453.9
Insurance service result	1,284.2	1,249.4	3,587.8	2,868.7
Other insurance operating expenses	(280.1)	(268.8)	(817.0)	(780.5)
Interest and dividends	587.6	586.3	1,801.2	1,682.2
Share of profit of associates	263.5	216.6	528.6	412.4
Operating income - Property and Casualty Insurance and Reinsurance	1,855.2	1,783.5	5,100.6	4,182.8
Operating income - Life insurance and Run-off	33.5	15.5	101.1	42.0
Operating income - Non-insurance companies	253.6	211.4	484.1	296.3
Net finance income (expense) from insurance contracts and reinsurance contract assets held	335.8	(615.8)	(113.4)	(1,518.9)
Net gains (losses) on investments	(858.7)	426.2	(475.7)	2,434.3
Interest expense	(221.5)	(213.1)	(652.2)	(610.9)
Corporate overhead and other	27.9	(43.1)	(16.1)	(141.3)
Earnings before income taxes	1,425.8	1,564.6	4,428.4	4,684.3
Provision for income taxes	(328.9)	(318.9)	(1,033.7)	(883.7)
Net earnings	1,096.9	1,245.7	3,394.7	3,800.6

Attributable to:
Shareholders of Fairfax	929.6	1,151.7	3,018.0	3,534.1
Non-controlling interests	167.3	94.0	376.7	266.5
	1,096.9	1,245.7	3,394.7	3,800.6
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are principally (i) other insurance operating expenses, as presented in the consolidated statement of earnings, (ii) the effects of discounting losses and ceded losses on claims recorded in the period and (iii) the effects of changes in the risk adjustment, the latter two of which are included in insurance service expenses and recoveries of insurance service expenses in the consolidated statement of earnings.

	Third quarter		First nine months
Property and Casualty Insurance and Reinsurance	2026	2025	2026	2025
	($ millions)
Insurance service result	1,284.2	1,249.4	3,587.8	2,868.7
Other insurance operating expenses	(280.1)	(268.8)	(817.0)	(780.5)
Discounting of losses and ceded losses on claims recorded in the period	(543.1)	(429.4)	(1,492.3)	(1,251.7)
Changes in the risk adjustment and other	62.9	(10.9)	85.6	227.6
Underwriting profit	523.9	540.3	1,364.1	1,064.1
Interest and dividends	587.6	586.3	1,801.2	1,682.2
Share of profit of associates	263.5	216.6	528.6	412.4
Adjusted operating income	1,375.0	1,343.2	3,693.9	3,158.7

Net Earnings
Highlights for the third quarter of 2026 (with comparisons to the third quarter of 2025 except as otherwise noted) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased by 5.4% to $6,907.0 million from $6,555.5 million, principally reflecting increased business volumes in the Global Insurers and Reinsurers reporting segment, primarily at Brit and Allied World, and growth across the International Insurers and Reinsurers reporting segment, primarily at Fairfax Asia, Gulf Insurance and Fairfax Latin America, as the companies continue to grow where pricing and terms remained attractive. Gross premiums written by the property and casualty insurance and reinsurance operations increased by 9.3% to $8,936.9 million from $8,179.8 million, principally reflecting increased business volumes in the International insurers and reinsurers reporting segment of 27.1%, primarily reflecting increases across most of the operating companies within the reporting segment, and particularly at Gulf Insurance which entered a fully ceded, large marine war insurance contract during the third quarter.
•Underwriting profit of the company's property and casualty insurance and reinsurance operations remained strong at $523.9 million compared to $540.3 million in 2025, and the undiscounted combined ratio was 92.5% compared to 92.0% in 2025, primarily reflecting higher catastrophe losses at Northbridge from severe weather events across Canada and higher attritional loss experience and underwriting expenses at Odyssey Group, partially offset by improved underwriting results at the other companies within the Global Insurers and Reinsurers reporting segment.
•The consolidated statement of earnings included a net loss of $148.4 million from the effects of changes in interest rates, which reflected net losses on bonds of $827.7 million, partially offset by a net benefit of $679.3 million on insurance contracts and reinsurance contract assets held recorded in net finance income from insurance contracts and reinsurance contract assets held. During the third quarter of 2025, the consolidated statement of earnings included a net loss of $307.7 million from the effects of changes in interest rates, which was comprised of a net loss on insurance contracts and reinsurance contract assets held of $263.4 million, recorded in net finance expense from insurance contracts and reinsurance contract assets held, and net losses on bonds of $44.3 million.
•Consolidated interest and dividends increased to $668.7 million from $655.4 million in 2025, principally reflecting the $587.6 million earned by the investment portfolios of the property and casualty insurance and reinsurance operations compared to $586.3 million in 2025. At September 30, 2026 the company's insurance and reinsurance companies held portfolio investments of $73.3 billion (excluding Fairfax India's portfolio of $2.0 billion), of which $8.5 billion was in cash and short term investments and $38.2 billion was in government and high quality corporate bonds, representing 11.5% and 52.1%, respectively, of those portfolio investments.
•Consolidated share of profit of associates of $378.0 million (2025 - $305.0 million) principally reflected share of profit of $157.5 million from Eurobank, $53.3 million from Waterous Energy Fund III, $34.9 million from the company's reduced share of Poseidon and $34.5 million from EXCO.
•Net losses on investments of $858.7 million consisted of the following:

	Third quarter of 2026
	($ millions)
	Realized gains (losses)	Unrealized losses	Net gains (losses)
Net gains (losses) on:
Equity exposures	349.1	(172.2)	176.9
Bonds	(162.9)	(664.8)	(827.7)
Other	48.7	(256.6)	(207.9)
	234.9	(1,093.6)	(858.7)

	First nine months of 2026
	($ millions)
	Realized gains (losses)	Unrealized losses	Net gains (losses)
Net gains (losses) on:
Equity exposures	1,561.5	(722.6)	838.9
Bonds	(118.2)	(1,195.5)	(1,313.7)
Other	117.9	(118.8)	(0.9)
	1,561.2	(2,036.9)	(475.7)
Net gains on equity exposures of $176.9 million primarily reflected net gains on common stocks of $256.0 million, partially offset by net losses of $107.8 million on equity total return swaps on Fairfax subordinate voting shares. At September 30, 2026 the company continued to hold equity total return swaps on 1,341,560 Fairfax subordinate voting shares with an original notional amount of $532.0 million (Cdn$674.4 million) or $396.59 (Cdn$502.68) per share.
Net losses on bonds of $827.7 million principally reflected net losses on U.S. treasuries as a result of increases in interest rates during the quarter. The company's fixed income portfolio has an average term to maturity of 3.1 years and continues to be conservatively positioned with 77% of the fixed income portfolio invested in U.S. treasury and other government bonds, 12% in high quality corporate bonds, primarily short-dated, and 11% in first mortgage loans.
Net losses on other of $207.9 million principally reflected net losses on preferred stocks of $257.9 million, primarily related to unrealized losses on the company’s investment in compulsory convertible preferred shares of Digit.
•Operating income of the non-insurance companies of $253.6 million (2025 - $211.4 million) was primarily driven by operating income from the Other operating segment of $122.3 million, principally from Peak Achievement and Andrew Peller, and from the Restaurants and retail operating segment of $78.7 million, principally from Sleep Country and Recipe.
Other Key Financial Highlights
•At September 30, 2026 the holding company held $1.9 billion of cash and marketable securities and an additional $2.4 billion, at fair value, of investments in associates and consolidated non-insurance companies. The company's $2.0 billion revolving credit facility was also undrawn.
•At September 30, 2026 the excess of fair value over carrying value of investments in non-insurance associates and market traded consolidated non-insurance subsidiaries, which is not reflected in the company's book value per basic share, increased to $5.1 billion from $3.1 billion at December 31, 2025, with $3.6 billion of that excess related to publicly traded Eurobank and $0.8 billion related to Poseidon.
•During the third quarter of 2026 Sleep Country completed its acquisition of Sleep Number for purchase consideration of $522.5 million, and the company completed its acquisition of an 80.0% equity interest in Andrew Peller for purchase consideration of $239.0 million.
•Subsequent to September 30, 2026:
◦As of October 27, 2026 the company completed the sale of its Eurolife Life Operations to Eurobank for approximately $906 million (€813 million) and deconsolidated the assets and liabilities of the Eurolife Life Operations, resulting in a pre-tax gain of approximately $200 million that will be included in the company's consolidated financial results in the fourth quarter of 2026. During the period from announcement of the proposed sale of the Eurolife Life Operations in October 2025 to closing, the company consolidated net earnings of approximately $113 million (€97 million) of the Eurolife Life Operations. The company had classified assets of $3.5 billion and liabilities of $3.6 billion related to the Eurolife Life Operations as held for sale at September 30, 2026 on its consolidated balance sheet.

◦On October 14, 2026 the company was selected by the Government of India as the “Strategic Buyer” for a 60.72% equity interest in IDBI Bank Limited (“IDBI Bank”) pursuant to the Government of India’s proposed strategic disinvestment of IDBI Bank. The company proposes to acquire the equity interest in IDBI Bank for approximately $5.6 billion (approximately 528.8 billion Indian rupees). Fairfax currently expects the purchase price to be satisfied through a combination of cash on hand or otherwise available to Fairfax through existing credit sources, potential asset sales and the potential contribution, at market prices, of the company’s interests in Go Digit Life Insurance Limited and Go Digit General Insurance Limited (collectively, “Digit”) and the company’s interest, through Fairfax India, in IIFL Capital Services Limited (“IIFL Capital”). Binding definitive agreements in connection with the purchase of the equity stake in IDBI Bank and the proposed contributions of Digit and IIFL Capital have not been entered into by any of Fairfax, IDBI Bank, the Government of India, or any other party. When definitive transaction agreements relating to the proposed purchase and contribution transactions are entered into by the parties, each proposed transaction will be subject to the satisfaction of numerous governmental, regulatory, equityholder, debtholder, and other approvals and consents. The company expects to apply the equity method of accounting to its investment in IDBI Bank upon closing.
◦On October 9, 2026 Recipe entered into a share purchase agreement to acquire 100% of Evergood Single Member S.A., the food service business of Greece-based Vivartia Holding S.M.S.A. for estimated gross consideration, to be funded by Recipe, of approximately $350 million (€313 million), which includes the assumption of borrowings of approximately $113 million (€101 million). Closing is subject to regulatory approval and customary conditions and is expected to be in late 2026 or early 2027.
◦On October 7, 2026 the company entered into agreements to partner with Wittington Investments, Limited ("Wittington") to acquire Blazing Star Boots Superco (Jersey) Limited, the owner of The Boots Group ("Boots"), the leading pharmacy and health and beauty retailer in the United Kingdom and Ireland, for approximately $8.9 billion, inclusive of assumed debt. The company has committed to provide up to approximately $2.3 billion of the purchase price. Following closing of the transaction, the company expects to own 50% of the equity of Boots and Wittington will have operational control. Closing of the transaction is subject to customary conditions and is expected to be in the first quarter of 2027. The company expects to apply the equity method of accounting to its investment in Boots upon closing.
•The company's total debt to total capital ratio, excluding non-insurance companies, decreased to 27.3% at September 30, 2026 from 28.0% at June 30, 2026, principally reflecting increased common shareholders' equity, primarily from net earnings attributable to shareholders of Fairfax of $0.9 billion. The increase to 27.3% at September 30, 2026 from 26.2% at December 31, 2025 primarily reflected net issuances of unsecured senior notes, partially offset by increased common shareholders' equity (principally reflecting net earnings attributable to shareholders of Fairfax of $3.0 billion, partially offset by purchases of 1,086,435 subordinate voting shares for cancellation at an aggregate cost of $1.8 billion ($1,630.87 per share), foreign currency translation losses of $0.4 billion and payment of common share dividends of $0.3 billion).
•At September 30, 2026 there were 19,947,166 common shares effectively outstanding, representing a decrease of 4.4% from the 20,856,086 common shares effectively outstanding at December 31, 2025.

Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its third quarter 2026 results at 8:30 a.m. Eastern time on Wednesday November 4, 2026. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 369-2143 (Canada or U.S.) or 1 (312) 470-0063 (International) with the passcode "FAIRFAX". A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Wednesday, December 2, 2026. The replay may be accessed at 1 (800) 395-7443 (Canada or U.S.) or 1 (203) 369-3271 (International).

Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at September 30, 2026 and December 31, 2025
(US$ millions except per share amounts)

	September 30, 2026	December 31, 2025
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $183.8; December 31, 2025 – $207.8)	1,935.3	2,724.9
Insurance contract receivables	1,069.0	1,006.2

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $476.3; December 31, 2025 – $640.4)	8,455.3	8,979.2
Bonds (cost $45,102.8; December 31, 2025 – $39,655.2)	44,128.1	39,988.8
Preferred stocks (cost $293.0; December 31, 2025 – $957.4)	1,197.6	2,307.4
Common stocks (cost $8,216.3; December 31, 2025 – $7,926.0)	9,959.5	9,204.0
Investments in associates (fair value $12,543.7; December 31, 2025 – $11,057.7)	8,110.2	8,362.3
Derivatives and other invested assets (cost $1,484.7; December 31, 2025 – $1,312.7)	1,812.2	1,764.3
Assets pledged for derivative obligations (cost $82.6; December 31, 2025 – $187.2)	81.1	190.8
Fairfax India cash, portfolio investments and associates (fair value $3,388.4; December 31, 2025 – $3,685.1)	2,000.3	2,125.0
	75,744.3	72,921.8

Assets held for sale	3,477.0	3,445.9
Reinsurance contract assets held	11,549.7	11,251.0
Deferred income tax assets	413.8	367.1
Goodwill and intangible assets	8,604.1	8,339.4
Other assets	8,958.6	7,731.4
Total assets	111,751.8	107,787.7

Liabilities
Accounts payable and accrued liabilities	6,670.4	6,119.7
Derivative obligations	424.6	786.9
Liabilities associated with assets held for sale	3,600.2	3,638.1
Deferred income tax liabilities	1,946.4	1,946.7
Insurance contract payables	464.1	338.3
Insurance contract liabilities	51,589.9	50,441.0
Borrowings – holding company and insurance and reinsurance companies	11,416.4	10,455.7
Borrowings – non-insurance companies	3,643.7	3,187.2
Total liabilities	79,755.7	76,913.6

Equity
Common shareholders’ equity	26,911.8	26,282.6
Preferred stock	231.7	231.7
Shareholders’ equity attributable to shareholders of Fairfax	27,143.5	26,514.3
Non-controlling interests	4,852.6	4,359.8
Total equity	31,996.1	30,874.1
	111,751.8	107,787.7

Book value per basic share	$1,349.15	$1,260.19

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2026 and 2025
(US$ millions except per share amounts)

	Third quarter		First nine months
	2026	2025	2026	2025
Insurance
Insurance revenue	8,767.8	8,266.7	24,776.8	23,484.6
Insurance service expenses	(7,010.9)	(6,452.1)	(20,099.0)	(19,374.3)
Net insurance result	1,756.9	1,814.6	4,677.8	4,110.3
Cost of reinsurance	(1,705.9)	(1,447.7)	(4,535.0)	(4,110.6)
Recoveries of insurance service expenses	1,256.2	876.6	3,493.7	2,851.1
Net reinsurance result	(449.7)	(571.1)	(1,041.3)	(1,259.5)
Insurance service result	1,307.2	1,243.5	3,636.5	2,850.8
Other insurance operating expenses	(307.9)	(300.5)	(886.3)	(862.6)
Net finance income (expense) from insurance contracts	399.7	(809.8)	(191.6)	(2,021.9)
Net finance income (expense) from reinsurance contract assets held	(63.9)	194.0	78.2	503.0
	1,335.1	327.2	2,636.8	469.3
Investment income
Interest and dividends	668.7	655.4	2,068.0	1,928.2
Share of profit of associates	378.0	305.0	792.3	564.3
Net gains (losses) on investments	(858.7)	426.2	(475.7)	2,434.3
	188.0	1,386.6	2,384.6	4,926.8
Other revenue and expenses
Non-insurance revenue	2,393.0	2,198.1	6,142.7	6,468.5
Non-insurance expenses	(2,174.8)	(2,003.5)	(5,746.5)	(6,212.3)
Interest expense	(221.5)	(213.1)	(652.2)	(610.9)
Corporate and other expenses	(94.0)	(130.7)	(337.0)	(357.1)
	(97.3)	(149.2)	(593.0)	(711.8)
Earnings before income taxes	1,425.8	1,564.6	4,428.4	4,684.3
Provision for income taxes	(328.9)	(318.9)	(1,033.7)	(883.7)
Net earnings	1,096.9	1,245.7	3,394.7	3,800.6

Attributable to:
Shareholders of Fairfax	929.6	1,151.7	3,018.0	3,534.1
Non-controlling interests	167.3	94.0	376.7	266.5
	1,096.9	1,245.7	3,394.7	3,800.6

Net earnings per share	$46.45	$55.90	$147.60	$168.31
Net earnings per diluted share	$43.32	$52.04	$137.65	$156.31
Cash dividends paid per share	$—	$—	$15.00	$15.00
Shares outstanding (000) (weighted average)	19,968	21,506	20,404	21,574

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2026 and 2025
(US$ millions)

	Third quarter		First nine months
	2026	2025	2026	2025

Net earnings	1,096.9	1,245.7	3,394.7	3,800.6

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(78.6)	(166.0)	(454.3)	240.2
Gains (losses) on hedge of net investment in Canadian subsidiaries	2.2	48.9	106.7	(68.6)
Gains (losses) on hedge of net investment in European operations	5.6	(0.8)	28.9	(104.0)
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(30.8)	(34.0)	(174.0)	238.6
Other	2.8	(1.9)	4.8	(0.3)
	(98.8)	(153.8)	(487.9)	305.9
Net unrealized foreign currency translation (gains) losses on foreign subsidiaries and associates reclassified to net earnings	(0.7)	13.0	(27.2)	14.1
	(99.5)	(140.8)	(515.1)	320.0
Items that will not be subsequently reclassified to net earnings
Net gains on defined benefit plans	14.6	22.6	41.3	26.5
Share of net gains (losses) on defined benefit plans of associates	(0.4)	2.4	(0.3)	0.5
Other	(0.1)	(9.1)	13.8	(9.1)
	14.1	15.9	54.8	17.9

Other comprehensive income (loss), net of income taxes	(85.4)	(124.9)	(460.3)	337.9
Comprehensive income	1,011.5	1,120.8	2,934.4	4,138.5

Attributable to:
Shareholders of Fairfax	867.9	1,073.7	2,680.1	3,906.0
Non-controlling interests	143.6	47.1	254.3	232.5
	1,011.5	1,120.8	2,934.4	4,138.5

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on an undiscounted and discounted basis) for the property and casualty insurance and reinsurance operations (which excludes Life insurance and Run-off) in the third quarters and first nine months ended September 30, 2026 and 2025 were as follows:

Gross Premiums Written	Third quarter		First nine months		% change year-over-year
	2026	2025	2026	2025	Third quarter	First nine months
Northbridge	605.7	612.9	1,784.7	1,810.6	(1.2)%	(1.4)%
Crum & Forster	1,757.7	1,649.5	4,676.2	4,528.5	6.6%	3.3%
Zenith National	193.5	170.8	663.6	598.4	13.3%	10.9%
North American Insurers	2,556.9	2,433.2	7,124.5	6,937.5	5.1%	2.7%

Allied World	1,802.0	1,700.9	6,114.3	5,929.1	5.9%	3.1%
Odyssey Group	1,576.5	1,592.6	4,902.5	4,882.7	(1.0)%	0.4%
Brit	837.2	720.2	2,595.1	2,403.6	16.2%	8.0%
Ki	248.4	225.9	740.4	659.5	10.0%	12.3%
Global Insurers and Reinsurers	4,464.1	4,239.6	14,352.3	13,874.9	5.3%	3.4%

International Insurers and Reinsurers	1,915.9	1,507.0	5,647.4	4,842.0	27.1%	16.6%

Property and casualty insurance and reinsurance	8,936.9	8,179.8	27,124.2	25,654.4	9.3%	5.7%

Net Premiums Written	Third quarter		First nine months		% change year-over-year
	2026	2025	2026	2025	Third quarter	First nine months
Northbridge	495.2	519.0	1,552.7	1,589.5	(4.6)%	(2.3)%
Crum & Forster	1,348.9	1,311.0	3,535.9	3,538.9	2.9%	(0.1)%
Zenith National	203.8	180.0	693.9	625.0	13.2%	11.0%
North American Insurers	2,047.9	2,010.0	5,782.5	5,753.4	1.9%	0.5%

Allied World	1,168.7	1,104.1	4,304.5	4,241.2	5.9%	1.5%
Odyssey Group	1,525.6	1,535.2	4,621.9	4,633.3	(0.6)%	(0.2)%
Brit	741.3	641.3	2,164.9	1,964.6	15.6%	10.2%
Ki	239.5	218.6	653.1	599.8	9.6%	8.9%
Global Insurers and Reinsurers	3,675.1	3,499.2	11,744.4	11,438.9	5.0%	2.7%

International Insurers and Reinsurers	1,184.0	1,046.3	3,782.2	3,307.9	13.2%	14.3%

Property and casualty insurance and reinsurance	6,907.0	6,555.5	21,309.1	20,500.2	5.4%	3.9%

Combined Ratios	Undiscounted				Discounted
	Third quarter		First nine months		Third quarter		First nine months
	2026	2025	2026	2025	2026	2025	2026	2025
Northbridge	94.5%	86.9%	92.5%	90.2%	86.6%	79.3%	84.0%	82.2%
Crum & Forster	94.8%	94.8%	95.3%	95.2%	84.2%	87.6%	84.6%	87.1%
Zenith National	98.2%	99.7%	99.8%	102.9%	88.6%	91.2%	90.0%	93.2%
North American Insurers	95.1%	93.0%	95.0%	94.6%	85.3%	85.7%	85.0%	86.4%

Allied World	88.2%	88.9%	90.6%	91.9%	76.5%	78.8%	76.2%	82.6%
Odyssey Group	93.6%	91.2%	92.8%	96.1%	80.9%	81.1%	81.3%	88.0%
Brit	89.6%	92.1%	92.2%	93.9%	76.1%	72.8%	81.2%	81.6%
Ki	91.7%	105.4%	89.5%	99.1%	77.8%	85.7%	76.3%	77.8%
Global Insurers and Reinsurers	90.9%	91.3%	91.8%	94.4%	78.1%	78.9%	79.1%	84.3%

International Insurers and Reinsurers	93.1%	92.4%	94.7%	94.8%	85.8%	82.7%	85.9%	85.3%

Property and casualty insurance and reinsurance	92.5%	92.0%	93.2%	94.5%	81.7%	81.5%	82.1%	85.1%

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions, anti-money laundering and corrupt practices in Canada and in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; financial reporting risks relating to deferred taxes associated with amendments to IAS 12 – Income Taxes; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; risks associated with Canadian or foreign tax laws, or the interpretation thereof; technological or other change that adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms that may adversely affect our insurance subsidiaries; risks associated with economic disruptions from global conflicts and the development of other geopolitical events worldwide; and risks associated with tariffs, trade restrictions, or other regulatory measures imposed by domestic or foreign governments that may, directly or indirectly, affect our business. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca and on SEDAR+ at www.sedarplus.ca, and in our Base Shelf Prospectus (under "Risk Factors") filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting activity calculated as insurance service result with the effects of discounting for net claims recorded in the current period and changes in the risk adjustment and other excluded, and other insurance operating expenses deducted, as shown in the table on page 2 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Gross premiums written – An indicator of the volume of new business generated, it represents the total premiums on policies issued by the company during a specified period, irrespective of the portion ceded or earned.
Net premiums written – A measure of the new business volume and insurance risk that the company has chosen to retain from new business generated, it represents gross premiums written less amounts ceded to reinsurers.
Undiscounted combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Discounted combined ratio – A performance measure of underwriting results under IFRS 17, it is calculated by the company as net insurance service expenses expressed as a percentage of net insurance revenue. Net insurance service expenses is calculated as insurance service expenses less recoveries of insurance service expenses, and net insurance revenue is calculated as insurance revenue less cost of reinsurance, each as presented in the company's consolidated statements of earnings.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding. Increase or decrease in book value per basic share adjusted for the $15.00 per common share dividend is calculated in the same manner except that it assumes the annual $15.00 per common share dividend paid in the first quarter of 2026 was not paid and book value per basic share at the end of the current reporting period would be higher as a result.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	September 30, 2026			December 31, 2025
	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	15,060.1	3,643.7	11,416.4	13,642.9	3,187.2	10,455.7
Total equity	31,996.1	1,576.9	30,419.2	30,874.1	1,354.4	29,519.7
Total capital	47,056.2		41,835.6	44,517.0		39,975.4

Total debt to total capital ratio	32.0%		27.3%	30.6%		26.2%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India and Dexterra Group, and also AGT at September 30, 2026.
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at September 30, 2026 were $11,487.0 and $7,202.6 (December 31, 2025 - $9,913.7 and $7,456.9), which are the values included in the company's consolidated balance sheets as at September 30, 2026 and December 31, 2025. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's consolidated balance sheets as at September 30, 2026 and December 31, 2025.